                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           Winmill & Co. Incorporated

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                                (Name of Issuer)
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                              Class A Common Stock
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                         (Title of Class of Securities)

                                   974259103
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                                 (CUSIP Number)

                               Gregg T. Abella
                   Investment Partners Asset Management, Inc.
                               1 Highland Avenue
                           Metuchen, New Jersey 08840
                                  732-205-0391

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                March 6, 2008

             (Date of Event which Requires Filing of this Statement

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g),  check the following box [ ].

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP # 974259103
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1     NAME OF REPORTING PERSON

      Investment Partners Asset Management, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                               (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS (see instructions)                            OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
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                      7     SOLE VOTING POWER

                      22,075
                      ----------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY          0
OWNED BY              ----------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                22,075
                      ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                      60,643

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

82,718
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES   [  ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.1%
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14    TYPE OF REPORTING PERSON
      IA
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Item 1.   Security and Issuer

This  statement  relates  to  the  Class  A  Common  Stock  of  Winmill  &  Co.,
Incorporated,  a corporation  organized  under the laws of the State of Delaware
(the "Company").

Item 2.   Identity and Background

The reporting person is Investment Partners Asset Management, Inc., organized in the State of Delaware.

(b) The  principal  place of  business  of the  reporting  person is 1  Highland
Avenue, Metuchen, NJ 08840.

(c) Investment Advisor

(d) None

(e) None

(f) The reporting person is a corporation  organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

Client assets.

Item 4. Purpose of Transaction

The purpose of the  acquisition  is  investment,  however  from time to time the reporting person intends to make  constructive  recommendations  to the issuer's
management  and  board  of  directors  to  enhance   shareholder  value  through
operational  efficiencies,   cost  containment,   and  standards  of  reporting,
disclosure,  and governance at the issuer and its  affiliates.  To this end, the reporting  person may request a meeting with management and the board to discuss the above and possibly seek a board seat.

Item 5. Interest in Securities of the Issuer

a) The Reporting  Person believes that the number of Class A Common Stock shares of the issuer that are outstanding is 1,630,943 as of September,  2007 according to  information  disclosed  on  www.winmillco.com.  As of March  10,  2008,  the
Reporting  Person  may have  been  deemed to be the  beneficial  owner of 82,718 shares  (approximately  5.1%  of the  total  number  of  Class A  Common  shares outstanding).

b) The Reporting  Person has sole power to vote 22,075 shares held by one of its clients,  sole dispositive powers for 22,075 shares,  shared voting power for no shares and shared dispositive powers for 60,643 shares.

c) Clients of the Reporting  Person  purchased  the  following  number of shares during the past 60 days  through  open market  purchases in the pink sheets over the counter market.

At the following prices:

01/10/2008     WNMLA               500             6.0000
01/16/2008     WNMLA              2,000            6.0000
01/28/2008     WNMLA               500             5.9900
01/29/2008     WNMLA              2,000            5.9900
02/11/2008     WNMLA               300             5.9900
02/20/2008     WNMLA               100             5.9900
03/04/2008     WNMLA              2,100            5.9900
03/06/2008     WNMLA              2,000            6.0000

There were no sales of the issuer.

(d) Clients of the  Reporting  Person are  entitled  to receive  all  dividends, distributions and proceeds of sale.

(e) Not Applicable

Item 6. Contracts,  Arrangements,  Understandings, or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to be Filed as Exhibits

None.

                                   SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this Statement is true,  complete and correct.

Dated as of March 10, 2008

                                Investment Partners Asset Management, Inc.

                                By:    /s/ Gregg T. Abella
                                Name:  Gregg T. Abella
                                Title: Officer